Livie and Luca

STATEMENT OF CASH FLOWS
January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
OPERATING ACTIVITIES			
Net Income	609,575.24	-470,987.71	$138,587.53
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable	96,188.87	-169,212.75	$ -73,023.88
Inventory	660,014.30	-660,014.30	$0.00
Inventory:Production Inventory	37,108.06	-175,085.03	$ -137,976.97
Inventory:WIP		0.00	$0.00
Other Receivables	0.00	0.00	$0.00
Prepaid Expenses	-10,092.00	-8,526.36	$ -18,618.36
Prepaid Inventory	59,460.20	-270,179.20	$ -210,719.00
Uncategorized Asset		0.00	$0.00
Accounts Payable	-10,600.25	109,405.03	$98,804.78
Amex *51009 - Amie	2,805.81	-2,974.75	$ -168.94
Amex 2004/3002 (deleted)	-2,832.00	-1,286.85	$ -4,118.85
Amex 8-32000/33008 - Amie	785.56	-1,780.46	$ -994.90
Barclay 3631 (deleted)		-18.29	$ -18.29
Barclaycard *4611 - Amie	2,934.28	-282.34	$2,651.94
Barclaycard *8050 (deleted)	-5,216.74	-434.49	$ -5,651.23
BoA Corp 9886 - Credit Line	-16,806.00	114,645.13	$97,839.13
BoA Corp CC 1413		-320,163.01	$ -320,163.01
BoA Corp CC 1413:BoA CC *5939 Pierdinock-Hagen, Emily		2,605.69	$2,605.69
BoA Corp CC 1413:BoA CC *0086 Liu, Wan		3,294.46	$3,294.46
BoA Corp CC 1413:BoA CC *2175 Pak, Jane		10,026.60	$10,026.60
BoA Corp CC 1413:BoA CC *4619 Donaldson, James		23,132.56	$23,132.56
BoA Corp CC 1413:BoA CC *5209 McClure, Yarra		2,556.87	$2,556.87
BoA Corp CC 1413:BoA CC *5557 Garcia, Amie		514,452.37	$514,452.37
BoA Corp CC 1413:BoA CC *8816 Harkins, Deborah		3,315.32	$3,315.32
BoA Corp CC 1413:BoA CC *9090 Murrin, Lynsey		12,420.01	$12,420.01
BoA Corp CC 1413:BoA CC *9167 Olson, Chris		6,070.75	$6,070.75
BoA Corp CC 1413:BoA CC *9612 Houck, Katherine		1,724.00	$1,724.00
BoA Corp CC 1413:BoA CC *9808 Urda, Melissa		3,765.93	$3,765.93
BoA Corp CC 1413:BoA CC *9874 Bruno, Lydia		4,944.91	$4,944.91
BoA Corp CC 1413:BoA CC 1247		3,977.41	$3,977.41
BoA Corp CC 1413:BoA CC 2576		791.07	$791.07
BoA Corp CC 1413:BoA CC 7905 - Mitzi Rivas		208.43	$208.43
BoA Corp CC 1413:BofA 9461	109,424.85	-271,633.55	$ -162,208.70
BofA 9459 (deleted)		-441.95	$ -441.95
BofA 9460 (deleted)		-39.95	$ -39.95
Capital One CC *7232 - Mitzi	0.00	-116.94	$ -116.94
Chase CC *5090/2152 - Mitzi	-303.74	4,267.96	$3,964.22
Citi 1336 Amie (deleted)	2.50	-2.50	$0.00
Citi Best Buy CC *9235 - Amie		5,000.00	$5,000.00
Citi CostCo CC *3457/7114 - Mitzi	-3,457.05	598.95	$ -2,858.10
Citi CostCo CC *6189 - Amie		0.00	$0.00

Livie and Luca

STATEMENT OF CASH FLOWS
January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
Citi Simplicity *5770/6124/4586	3.64	-40.00	$ -36.36
Accruals:Accrued Commission	685.18	-6,342.46	$ -5,657.28
Accruals:Accrued Merchant Fee	0.00		$0.00
Accrued Expenses		8,814.12	$8,814.12
Current Portion of Loan- HBC	81,292.86	-3,625.21	$77,667.65
Customer Deposits	0.00	0.00	$0.00
HBC - Line of Credit 0100	0.00	600,000.00	$600,000.00
Loan - PayPal Working Cap	-38,178.35		$ -38,178.35
Other Payroll Liabilities	10,103.16	2,775.34	$12,878.50
PayPal Loan		0.00	$0.00
Payroll Tax Payable		-10.40	$ -10.40
Sales Tax Payable	0.00		$0.00
Shareholder Loan - Amie		70,000.00	$70,000.00
Shareholder Loan - Mitzi		33,000.00	$33,000.00
State/Local Income Tax Payable	-0.50	0.50	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**973,322.64**	**-350,417.38**	**$622,905.26**
Net cash provided by operating activities	**$1,582,897.88**	**$ -821,405.09**	**$761,492.79**
INVESTING ACTIVITIES			
Accumulated Depreciation - F&E	22,042.00	0.00	$22,042.00
Automobile		0.00	$0.00
Computers	-4,423.66	0.00	$ -4,423.66
Furniture and Equipment		0.00	$0.00
Accumulated Amortization	7,131.00	6,414.60	$13,545.60
Loan Costs	0.00		$0.00
Software		2,197.74	$2,197.74
Net cash provided by investing activities	**$24,749.34**	**$8,612.34**	**$33,361.68**
FINANCING ACTIVITIES			
Heritage Bank of Commerce	284,524.99	-70,116.00	$214,408.99
Loan - Rosenthal & Rosenthal	-68,954.44		$ -68,954.44
Clean-Up Effort	0.00	0.00	$0.00
Current Draw - Amie	384,325.26	-132,919.20	$251,406.06
Current Draw - Mitzi	459,840.76	-236,484.54	$223,356.22
Equity - Amie	9,959.00	536,469.77	$546,428.77
Equity - Mitzi	-36,398.50	567,662.76	$531,264.26
Retained Earnings	-1,896,649.73	-609,575.24	$ -2,506,224.97
Net cash provided by financing activities	**$ -863,352.66**	**$55,037.55**	**$ -808,315.11**
NET CASH INCREASE FOR PERIOD	**$744,294.56**	**$ -757,755.20**	**$ -13,460.64**